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                                                                       EXHIBIT 8



List of Subsidiaries Grupo Iusacell S.A. de C.V.

All companies listed herein below were incorporated and organized under Mexican laws, except for Mexican Cellular Investments organized under the laws of the state of Georgia, United States of America and Grupo Iusacell Nicaragua S.A. organized under the laws of Nicaragua:

1.    SOS Telecomunicaciones, S.A de C.V
2.    Iusacell, S.A de C.V.,
3.    Sistecel, S.A de C.V.
4.    Comunicaciones Celulares de Occidente, S.A de C.V.
5.    Sistemas Telefonicos Portatiles Celulares, S.A de C.V.
6.    Telecomunicaciones del Golfo, S.A de C.V.
7.    In Flight Phone de Mexico S.A de C.V.
8.    Inmobiliaria Montes Urales 460 S.A de C.V.
9.    Mexican Cellular Investments Inc.
10.   Iusanet, S.A de C.V.
11.   Promotora Celular, S.A de C.V.
12.   Iusatelecomunicaciones, S.A de C.V.
13.   Iusatel, S.A de C.V.
14.   Grupo Iusacell Nicaragua S.A.
15.   Cellular Solutions de Mexico S.A. de C.V.
16.   Satelitron S.A. de C.V.
17.   Infotelecom S.A. de C.V.
18.   Punto a Punto Iusacell, S.A de C.V.





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